FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 17, 2011. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on February 28, March 7 and 14, 2011

Santiago, February 22,  2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

I inform you that the Board of Directors of Banco de Chile agreed to summon to a General Ordinary Shareholders Meeting to be held on March 17, 2011, at 10:00 a.m, at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to address the following matters:

a. Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the fiscal  year 2010;

b. Distribution of the distributable net income for the fiscal year ended December 31, 2010, and approval of dividend N° 199 in the amount of Ch$2.937587 per share, which represents 70% of the Bank’s distributable net income for year 2010. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank’s principal offices immediately after the Meeting;

c. Appointment of the Board of Director’s;

d. Directors’ remuneration;

e. Directors and Audit Committee’s remuneration and approval of its budget;

f. Nomination of external auditors;

g. Directors and Audit Committee report;

h. Information with respect of related transactions pursuant Chilean Corporation Law (Ley sobre Sociedades Anónimas);

i. Other matters pertinent to General Ordinary Shareholders Meetings according to Chilean Corporate law and to the Bank’s by-laws.

Likewise, the Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on the same date and place than the General Ordinary Shareholder’s Meeting and immediately after such General Ordinary Shareholders Meeting, in order to address and decide the following matters:

a.        Increase the Bank’s capital through the capitalization of 30% of the distributable net income obtained during the fiscal year 2010, through the issuance of fully paid-in shares, of no par value, with a value of $ 66.83 per share which will be distributed between the shareholders in the proportion of 0.018838 fully paid-in shares for each share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396;

b.        The elimination of the series “Banco de Chile-S” which shall be converted into ordinary shares “Banco de Chile”, subject to the condition that the current ADR Program is effectively modified, and  as a consequence of the aforementioned, the Termination of the Exchange Convention executed in accordance with Chapter XXVI of the former “Compendium of Foreign Exchange Regulations” issued by the Central Bank of Chile (Terminación de la Convención Cambiaria Capítulo XXVI del ex Compendio de Cambios Internacionales del Banco Central de Chile) is subscribed;

c.        Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank;

d.        Modify, replace and /or supplement the Transitory Articles of the Bank’s Bylaws as a consequence of the capital increase and the elimination of the series “Banco de Chile-S”, according to what is agreed upon the Shareholders’ Meeting;

e.        To agree the modification of Articles Eleven and Fifteen of the Bank’s bylaws, related to the composition of the Board of Directors and the replacement of the President in case of vacancy;

f.         Adopt the agreements necessary to legalize and execute the agreed upon amendments of the Bylaws.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2011

 Banco de Chile

s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO